SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2011

List of Exhibits:

1.	News Release entitled, “CNH Third Quarter 2011 Revenue Increases 30%; Operating Profit up 92%; EPS $1.13”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

October 27, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Third Quarter 2011 Revenue Increases 30%; Operating

Profit up 92%; EPS $1.13

•	Net Sales increase 30% to $4.6 billion

•	Agricultural equipment +29% to $3.6 billion

•	Construction equipment +36% to $1 billion

•	Equipment Operations Operating Profit of $460 million, an increase of 92%

•	Operating Margin increased to 10.0% compared to 6.8% in Q3 2010

•	EPS before exceptional items of $1.13 per share, compared to $0.43 per share in 2010

	Quarter Ended
	9/30/2011	9/30/2010	Change
	(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$4,613	$3,540	30%
Equipment Operations Operating Profit	$460	$239	92%
Equipment Operations Operating Margin	10.0%	6.8%	3.2pts
Financial Services Net Income	$53	$47	13%
Net Income Attributable to CNH	$274	$83	230%
Net Income Before Restructuring and Exceptional Items	$272	$102	167%
Diluted EPS Before Restructuring and Exceptional Items	$1.13	$0.43	163%

BURR RIDGE, IL — (October 27, 2011) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended September 30, 2011. For the quarter, net sales increased 30% (26% on a constant currency basis) to $4.6 billion as agricultural equipment markets continue to perform well across the Group's geographical portfolio and the construction equipment market continues its recovery. Equipment Operations posted an Operating Profit of $460 million as a result of this increased equipment demand (with resulting increases in industrial utilization), and improved net pricing.

Net equipment sales for the quarter were 77% from agricultural equipment and 23% from construction equipment. The geographical distribution of revenue for the period was 42% North America, 29% EAME & CIS, 17% Latin America, and 12% APAC markets.

Year to date capital expenditures totaled $218 million, a 42% increase from the comparable prior period largely as a result of new product launches in both the agricultural and construction equipment segments: 73% of the capital spend in the period was on new products and production capacity. Equipment Operations generated $390 million of operating cash flow during the first nine months of the year as net sales levels and operating performance more than offset the increased net working capital needed to support business activity. CNH's Equipment Operations ended the period with a net cash position of $2.3 billion. The 31% effective tax rate for the third quarter 2011 is in line with the Group’s full year expectations of 32% to 38% for 2011.

Net income before restructuring and exceptional items for the quarter was $272 million as a result of improved top line and industrial operating performance, better results from the Group's unconsolidated subsidiaries and affiliates, and a lower comparable tax rate. This resulted in the Group generating a significant increase in diluted earnings per share to $1.13 (before restructuring and exceptional items) compared to $0.43 per share in the comparable period of 2010.

2011 Full Year Market Outlook

Demand in the agricultural and construction equipment markets is expected to remain firm for the balance of 2011 on the back of a positive environment in agricultural commodity prices and the consequent increase in planting and farming income estimates. Further, the environment for construction equipment continues to improve overall with the exception of the APAC region where the demand environment has begun to slow from its significant growth trajectory over the past 36 months.

FY 2011 World Wide Unit Growth Forecast

Agricultural equipment demand up approximately 10%

Construction equipment demand up 20-25%

2011 CNH Earnings Outlook

CNH re-affirms the upper end of its full year 2011 guidance for revenue growth of 15-20% and operating margin of 7.1% to 7.9%.

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended
	9/30/2011	9/30/2010	Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$3,566	$2,769	29%
Gross Profit	$778	$547	42%
Gross Margin	21.8%	19.8%	2pts
Operating Profit	$411	$235	75%
Operating Margin	11.5%	8.5%	3pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry unit sales increased 12% compared to the third quarter of 2010. Global tractor sales grew 12% while global combine sales grew 16% for the quarter. North American tractor sales were flat, with the over 40 horsepower segment up 3%, and combine sales down 15%. Latin America sales of tractors decreased 9% and combine sales increased 56%. EAME & CIS markets improved for the quarter, with tractor sales up 25% and combines sales up 85%. APAC markets were up 14% in tractor sales and up 36% in combine sales.

CNH Agricultural Equipment Third Quarter Results

CNH’s net sales in the agricultural equipment sector increased 29% for the quarter (24% on a constant currency basis) as a result of solid trading conditions in every region. Net sales in the EAME & CIS markets continued their positive growth trajectory with reported revenue up 51% on the back of firm demand across all product segments. As a result of this increased unit volume in Europe and the CIS, comparative industrial capacity utilization in the region increased driving positive cost absorption. This benefit coupled with improved price realization and favorable product mix (to larger horsepower tractor and combine segments) resulted in a 3.0 percentage point increase in comparative operating margin to 11.5% for the period.

Third quarter tractor market share performance continues to be positive in Europe, in line with the market in the over 40 horsepower segment in North America (on the back of solid demand for the Tier 4A/Stage IIIB compliant equipment). CNH also gained market share in Latin America despite an overall unit volume decline. Overall tractor market share was slightly down driven by the under 40 horsepower segment in North America and the highly fragmented low horsepower APAC markets. Combine market share improved in every region during the quarter. Industrial production and retail sales continue to be closely aligned during the period with resulting company and dealer inventory levels remaining largely unchanged.

In Europe, New Holland Agriculture confirmed its leadership introducing the Tier 4A/Stage IIIB ECOBlue SCR technology to the flagship CR Series Twin Rotor combines, featuring the all-new SmartTrax system for reduced soil compaction, and to the TC5070 and TC5080 combines for farm operations harvesting up to 300 ha. The brand also launched the new LM5020 and LM5030 compact telehandlers for livestock and light industrial applications, with industry leading maneuverability and operator comfort. The line-up of combines with ECOBlue SCR technology has been extended also in North America with the addition of five CR Series and three CX8000 Series Super Conventional models. The Dynamic Stone Protection system is available as an option for CR8090 and CR9090 as well as the new Opti-Spread technology for an evenly chopped straw distribution across the full header width. The new 880CF SuperFlex draper head, available on both combine series, provides closer cutting and better flotation. The Agritechnica jury recognized New Holland’s innovative technologies with five silver medals, in particular, the Braud 9090X olive harvester and the ECOBraud sustainable viticulture program, both also awarded by the SITEVI (international exhibition for the vine-wine & fruit-vegetable sectors) jury.

At the Farm Progress Show, in North America, Case IH introduced its new Efficient Power Axial-Flow 30 Series combines, Patriot 4430 sprayer and Maxxum tractors that deliver more power, burn less fuel and meet Tier 4 emissions standards. Case IH Axial Flow combines were found by independent researchers at the Göttingen University (Germany) to have the lowest overall operating costs, and the lowest spare parts costs of all models tested. Latin America executed a successful introduction of the new Case IH Magnum tractor series with 5 new models ranging from 235 hp – 340 hp, produced in Brazil that will address the productivity and performance needs of large customers. Also launched was the new Axial Flow 2566, Case IH’s first ever class 5 combine for the region.

The Case IH Diesel Saver Automatic Productivity Management (APM) System has been awarded the ASABE 2011 Rain Bird Engineering Concept of the Year Award for its fully integrated drive-train management system available on the Case IH Steiger 4WD and QUADTRAC tractors. This system controls the drive train for maximum operating efficiency with minimum fuel consumption while reducing operator fatigue and noise.

Construction Equipment

	Quarter Ended		Change
	9/30/2011	9/30/2010
	(US $ in millions, except percentages)
Net Sales of Equipment	$1,047	$771	36%
Gross Profit	$167	$98	70%
Gross Margin	16.0%	12.7%	3.3pts
Operating Profit	$49	$4	1,125%
Operating Margin	4.7%	0.5%	4.2pts

Construction Equipment Industry and Market

Global construction equipment industry unit sales rose 15% in the third quarter compared to the prior year, with light equipment up 28% and heavy equipment up 4%. North American demand was up 36%. EAME & CIS markets rose 29% as the industry continued to rebuild from the prior year's low levels. In Latin America, the market was up 20%, driven by strong demand from projects in both the public and private sectors. Industry sales in APAC markets grew 21% for light equipment and decreased 9% in the heavy segment.

CNH Construction Equipment Third Quarter Results

Third quarter 2011 net sales in the construction equipment sector grew 36% (31% on a constant currency basis) as a result of the general market improvement across the Group's operating geographies. Operating profit improved significantly for the quarter to $49 million as a result of demand for newly launched products in the light and heavy equipment segments, increased industrial utilization, and positive comparative pricing.

Third quarter worldwide construction equipment market share was in line with the industry growth in both the light and heavy segments. Equipment availability improved as a result of increased production of light equipment. The majority of the Japan sourced components related issues were resolved during the quarter, which allowed the Group's dealer network to meet customer demand. The increased production enabled the successful re-stocking of our networks to more normal levels of inventory during the quarter. This will enable the Group to meet projected demand for the balance of the year.

During the third quarter of 2011, Case Construction launched the new CX470C crawler excavator in the 40 ton class on the European and North American markets, while New Holland Construction introduced the new 37 ton E385C crawler excavator on the European market. Both machines meet the requirements of the Tier 4A/Stage IIIB emission regulation and offer enhanced hydraulics and improved fuel efficiency.

CNH Financial Services Third Quarter Results

	Quarter Ended		Change
	9/30/2011	9/30/2010
	(US $ in millions, except percentages)
Net Income	$53	$47	13%
On-Book Asset Portfolio	$15,028	$14,772	2%
Managed Asset Portfolio	$17,627	$17,414	1%

Net income attributable to Financial Services was $53 million for the third quarter, compared with $47 million in the comparable period of 2010. Financial Services generated improved financial margins on a higher average portfolio and improved funding costs.

At the end of the third quarter of 2011, delinquent receivables greater than 30 days past due were 3.4%, a decrease from 4.5% at June 30, 2011 and 5.2% at December 31, 2010. Past dues have improved 2.2 percentage points compared to September 30, 2010.

Unconsolidated Equipment Operations’ Subsidiaries

Third quarter results for the Group's unconsolidated Equipment Operations’ subsidiaries improved to $20 million compared with $15 million in the third quarter of 2010. The major contributors were Turk Tractor (Turkey), Al Ghazi (Pakistan), and the Group’s two joint ventures in Japan.

Subsequent Events

On October 10, CNH announced a new strategic partnership with Semeato, a Brazilian market leader in agricultural attachments and machinery, for the sourcing of planter and seeder equipment and the subsequent joint development of next generation attachments for its agricultural brands in the Latin American region. On October 11, CNH entered into an agreement with De Lage Landen, a wholly-owned subsidiary of Rabobank, for the provision of retail financing to customers in the Russian Federation under the CNH Capital brand. CNH also announced, on October 17, the signing of a supply agreement between New Holland Agriculture and Kverneland Group for cutting and preparation equipment, including triple cutters and rakes, to be sold in the North American region through the New Holland Agriculture dealer network.

Equipment Operations Cash Flow and Net Debt

	Year to Date
	9/30/2011	9/30/2010
	(US $ in millions)
Net Income	$735	$232
Depreciation & Amortization	231	208
Cash Change in Working Capital*	(715)	335
Other	139	464

Net Cash Provided by Operating Activities	390	1,239
Net Cash Used by Investing Activities**	(275)	(147)
All Other	(33)	140

Increase in Net (Cash)	$82	$1,232

Net (Cash)	$(2,277)	$(1,762)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat or Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on October 27, 2011 to review third quarter 2011 results. The conference call webcast will begin at 2:00 p.m. U.S. Central Daylight Savings Time; 3:00 p.m. U.S. Eastern Daylight Savings Time. This call can be accessed through the investor information section of the company's website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial subsidiaries cash management system and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and credits and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended September 30, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$4,613	$3,540	$4,613	$3,540	$—	$—
Finance and interest income	284	282	45	45	353	355

	4,897	3,822	4,658	3,585	353	355

Costs and Expenses:
Cost of goods sold	3,668	2,895	3,668	2,895	—	—
Selling, general and administrative	470	411	354	294	116	117
Research, development and engineering	131	112	131	112	—	—
Restructuring	(3)	6	(3)	6	—	—
Interest expense	191	228	94	128	135	153
Interest compensation to Financial Services	—	—	76	65	—	—
Other, net	82	73	51	43	31	30

Total	4,539	3,725	4,371	3,543	282	300

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	358	97	287	42	71	55
Income tax provision	110	32	89	21	21	11
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	3	53	47	3	3
Equipment Operations	20	15	20	15	—	—

Net income	271	83	271	83	53	47
Net loss attributable to noncontrolling interests	(3)	—	(3)	—	—	—

Net income attributable to CNH Global N.V.	$274	$83	$274	$83	$53	$47

Weighted average shares outstanding:
Basic	240	238

Diluted	240	239

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.15	$0.35

Diluted EPS	$1.14	$0.35

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Nine Months Ended September 30, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$13,291	$10,715	$13,291	$10,715	$—	$—
Finance and interest income	853	838	133	107	1,045	1,038

	14,144	11,553	13,424	10,822	1,045	1,038

Costs and Expenses:
Cost of goods sold	10,675	8,770	10,675	8,770	—	—
Selling, general and administrative	1,340	1,236	1,017	909	323	327
Research, development and engineering	372	323	372	323	—	—
Restructuring	—	8	—	8	—	—
Interest expense	593	620	290	287	414	464
Interest compensation to Financial Services	—	—	214	176	—	—
Other, net	186	202	100	114	86	88

Total	13,166	11,159	12,668	10,587	823	879

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	978	394	756	235	222	159
Income tax provision	332	213	259	177	73	36
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	10	8	159	131	10	8
Equipment Operations	79	43	79	43	—	—

Net income	735	232	735	232	159	131
Net loss attributable to noncontrolling interests	(11)	(11)	(11)	(11)	—	—

Net income attributable to CNH Global N.V.	$746	$243	$746	$243	$159	$131

Weighted average shares outstanding:
Basic	239	238

Diluted	240	238

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$3.12	$1.02

Diluted EPS	$3.10	$1.02

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of September 30, 2011 and December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(in millions)
ASSETS
Cash and cash equivalents	$1,202	$3,618	$584	$2,934	$618	$684
Deposits in Fiat Industrial subsidiaries’ cash management system	3,737	—	3,654	—	83	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Accounts, notes receivable and other - net	14,801	14,028	1,045	911	14,121	13,495
Intersegment notes receivable	—	—	2,440	2,273	682	562
Inventories	3,744	2,937	3,744	2,937	—	—
Property, plant and equipment, net	1,818	1,786	1,816	1,784	2	2
Equipment on operating leases - net	631	622	7	2	624	620
Investment in Financial Services	—	—	2,052	2,007	—	—
Investments in unconsolidated affiliates	492	490	406	407	86	83
Goodwill and other intangibles	3,080	3,064	2,925	2,906	155	158
Other assets	3,584	3,284	2,186	1,848	1,398	1,436

Total Assets	$33,089	$31,589	$20,859	$19,652	$17,769	$17,157

LIABILITIES AND EQUITY
Short-term debt	$4,026	$3,863	$167	$125	$3,859	$3,738
Accounts payable	2,800	2,367	2,943	2,586	213	150
Long-term debt, including current maturities	12,157	12,434	3,552	3,968	8,605	8,466
Intersegment debt	—	—	682	562	2,440	2,273
Accrued and other liabilities	6,218	5,545	5,628	5,032	599	522

Total Liabilities	25,201	24,209	12,972	12,273	15,716	15,149
Equity	7,888	7,380	7,887	7,379	2,053	2,008

Total Liabilities and Equity	$33,089	$31,589	$20,859	$19,652	$17,769	$17,157

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Nine Months Ended September 30, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010	2011	2010
	(in millions)
Operating activities:
Net income	$735	$232	$735	$232	$159	$131
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation and amortization	320	299	231	208	89	91
Intersegment activity	—	—	(147)	(123)	147	123
Changes in operating assets and liabilities	(952)	108	(219)	923	(733)	(815)
Other, net	(37)	(137)	(210)	(1)	14	(17)

Net cash provided (used) by operating activities	66	502	390	1,239	(324)	(487)

Investing activities:
Expenditures for property, plant and equipment	(218)	(153)	(218)	(153)	—	—
Expenditures for equipment on operating leases	(258)	(262)	(2)	—	(256)	(262)
Net (additions) collections from retail receivables	(211)	24	—	—	(211)	24
Net (deposits in) withdrawals from Fiat Industrial/Fiat S.p.A. subsidiaries’ cash management systems	(2,009)	(988)	(2,046)	(1,002)	37	14
Other, net	105	138	(55)	6	160	112

Net cash used by investing activities	(2,591)	(1,241)	(2,321)	(1,149)	(270)	(112)

Financing activities:
Intersegment activity	—	—	(76)	(989)	76	989
Net increase (decrease) in indebtedness	144	647	(351)	946	495	(299)
Dividends paid	—	—	—	—	—	(250)
Other, net	26	(11)	26	(11)	—	20

Net cash provided (used) by financing activities	170	636	(401)	(54)	571	460

Effect of foreign exchange rate changes on cash and cash equivalents	(61)	22	(18)	8	(43)	14

(Decrease) increase in cash and cash equivalents	(2,416)	(81)	(2,350)	44	(66)	(125)
Cash and cash equivalents, beginning of period	3,618	1,263	2,934	290	684	973

Cash and cash equivalents, end of period	$1,202	$1,182	$584	$334	$618	$848

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2010.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Nine Months Ended September 30, 2011 and the Year Ended December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$253	$—	$115	$—	$138	$—
With Fiat S.p.A. subsidiaries	—	194	—	43	—	151
Owed to securitization investors	2,559	2,488	—	—	2,559	2,488
Other	1,214	1,181	52	82	1,162	1,099
Intersegment	—	—	92	52	1,847	1,730

Total short-term debt	4,026	3,863	259	177	5,706	5,468

Long-term debt:
With Fiat Industrial subsidiaries	397	—	68	—	329	—
With Fiat S.p.A. subsidiaries	—	584	—	67	—	517
Owed to securitization investors	5,950	5,868	—	—	5,950	5,868
Other	5,810	5,982	3,484	3,901	2,326	2,081
Intersegment	—	—	590	510	593	543

Total long-term debt	12,157	12,434	4,142	4,478	9,198	9,009

Total debt:
With Fiat Industrial subsidiaries	650	—	183	—	467	—
With Fiat S.p.A. subsidiaries	—	778	—	110	—	668
Owed to securitization investors	8,509	8,356	—	—	8,509	8,356
Other	7,024	7,163	3,536	3,983	3,488	3,180
Intersegment	—	—	682	562	2,440	2,273

Total debt	$16,183	$16,297	$4,401	$4,655	$14,904	$14,477

Less:
Cash and cash equivalents	1,202	3,618	584	2,934	618	684
Deposits in Fiat Industrial subsidiaries’ cash management system	3,737	—	3,654	—	83	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Intersegment notes receivable	—	—	2,440	2,273	682	562

Net debt (cash)	$11,244	$10,919	$(2,277)	$(2,195)	$13,521	$13,114

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Nine Months Ended September 30, 2011 and 2010

(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2010	% Change	2011	2010	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$3,566	$2,769	28.8%	$10,488	$8,543	22.8%
Construction equipment	1,047	771	35.8%	2,803	2,172	29.1%

Total net sales	4,613	3,540	30.3%	13,291	10,715	24.0%
Financial services	353	355	(0.6)%	1,045	1,038	0.7%
Eliminations and other	(69)	(73)		(192)	(200)

Total revenues	$4,897	$3,822	28.1%	$14,144	$11,553	22.4%

2. Net sales on a constant currency basis:
Agricultural equipment net sales	$3,566	$2,769	28.8%	$10,488	$8,543	22.8%
Effect of currency translation	(127)		(4.6)%	(359)		(4.2)%

Agricultural equipment net sales on a constant currency basis	$3,439	$2,769	24.2%	$10,129	$8,543	18.6%

Construction equipment net sales	$1,047	$771	35.8%	$2,803	$2,172	29.1%
Effect of currency translation	(39)		(5.1)%	(111)		(5.2)%

Construction equipment net sales on a constant currency basis	$1,008	$771	30.7%	$2,692	$2,172	23.9%

Total Equipment Operations net sales on a constant currency basis	$4,447	$3,540	25.6%	$12,821	$10,715	19.7%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Nine Months Ended September 30, 2011 and 2010

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	(in millions, except percentages)
Net sales	$4,613	100.0%	$3,540	100.0%	$13,291	100.0%	$10,715	100.0%
Less:
Cost of goods sold	3,668	79.5%	2,895	81.8%	10,675	80.3%	8,770	81.8%

Equipment Operations gross profit	945	20.5%	645	18.2%	2,616	19.7%	1,945	18.2%
Less:
Selling, general and administrative	354	7.7%	294	8.3%	1,017	7.7%	909	8.5%
Research and development	131	2.8%	112	3.2%	372	2.8%	323	3.0%

Equipment Operations operating profit	$460	10.0%	$239	6.8%	$1,227	9.2%	$713	6.7%

Gross profit and margin:
Agricultural equipment	$778	21.8%	$547	19.8%	$2,219	21.2%	$1,671	19.6%
Construction equipment	167	16.0%	98	12.7%	397	14.2%	274	12.6%

Equipment Operations gross profit	$945	20.5%	$645	18.2%	$2,616	19.7%	$1,945	18.2%

Operating profit and margin:
Agricultural equipment	$411	11.5%	$235	8.5%	$1,169	11.1%	$732	8.6%
Construction equipment	49	4.7%	4	0.5%	58	2.1%	(19)	(0.9)%

Equipment Operations operating profit	$460	10.0%	$239	6.8%	$1,227	9.2%	$713	6.7%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in millions, except per share data)
Net income attributable to CNH	$274	$83	$746	$243

Restructuring:
Restructuring, net of tax	(2)	5	—	7
Exceptional items:
(Gain) on purchase/sale of business, net of tax	—	—	(16)	(4)
Loss from debt redemption, net of tax	—	14	—	14
Tax charge for Medicare Part D retiree drug subsidy	—	—	—	20

Net income before restructuring and exceptional items	$272	$102	$730	$280

Weighted average common shares outstanding - diluted	240	239	240	238

Diluted earnings per share before restructuring and exceptional items	$1.13	$0.43	$3.03	$1.17

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Nine Months Ended September 30, 2011

(Unaudited)

5. Equipment Operations cash generated from working capital:

	Balance as of December 31, 2010	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of September 30, 2011	Cash Generated from (used by) Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$911	$64	$(36)	$1,045	$(162)
Inventories	2,937	104	(35)	3,744	(876)
Accounts payable - Total	(2,586)	(33)	67	(2,943)	323

Working Capital	$1,262	$135	$(4)	$1,846	$(715)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

2011 Third Quarter Financial Results October 27, 2011

Management Participants
Harold Boyanovsky
President and Chief Executive Officer
Richard Tobin
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 2

Forward Looking Statement
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 3
This presentation  includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "could," "should," "intend,"
"estimate," "anticipate," "believe," "outlook," "continue," "remain," "on track," "goal," or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Highlights
• Net Sales increase of 30% to $4.6 billion in the third quarter and up 24% to $13.3 billion for the first nine months
Agricultural equipment: +29% (+24% constant currency basis) in the third quarter and
+23% (+19% constant currency basis) for the first nine months
Construction equipment: +36% (+31% constant currency basis) in the third quarter and
+29% (+24% constant currency basis) for the first nine months
Equipment Operations Operating Profit of $460 million, an increase of 92%
Operating Margin increased to 10.0% compared to 6.8% in Q3 2010
Operating Margin increased to 9.2% compared to 6.7% in the first nine months of 2010
Equipment Operations net cash position increased by $82 million to $2.3 billion in the first nine months
Net income before restructuring and exceptional items of $272 million in the third quarter and $730 for the first nine months
Q3 2011 YTD 2011
Diluted EPS: $1.14/share $3.10/share
Diluted EPS before restructuring and exceptional items: $1.13/share $3.03/share
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 4

Financial Highlights – Third Quarter
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 5
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
09/30/11 09/30/10 Change
Net Sales of Equipment 4,613 $      3,540 $      30%
Equipment Operations Operating Profit * 460 $         239 $         92%
Financial Services Net Income 53 $          47 $          13%
Net Income Before Restructuring and Exceptional Items * 272 $         102 $         167%
Diluted EPS Before Restructuring and Exceptional Items * 1.13 $        0.43 $        163%
Equipment Operations Operating Cash Flow 158 $         (32) $         NA
Equipment Operations Net (Cash) * (2,277) $     (1,762) $     29%
Quarter Ended

CNH
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$3,557
$222
$411
$1,556
$1,368
$4,326
$303
$701
$1,730
$1,592
$2,960
$366
$429
$951
$1,214
$3,540
$401
$661
$916
$1,562
$4,613
$552
$761
$1,352
$1,948
2007
2008
2009
2010
2011
100%
13%
16%
29%
42%
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC
FIAT INDUSTRIAL

Net Sales by Geographic Region*
– Third Quarter
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+25%
+48%
+15%
+38%
+30%
Net Sales
Change Y-o-Y
Rate of Change
vs. H1 ’ 11
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 6

$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$3,557
$1,258
$2,299
$4,326
$1,155
$3,171
$2,960
$506
$2,454
$3,540
$771
$2,769
$4,613
$1,047
$3,566
2007
2008
2009
2010
2011

$600
$500
$400
$300
$200
$100
$0
($100)
$300
$125
$175
$339
$42
$297
$72
$160
($88)
$239
$4
$235
$460
$49
$411
2007
2008
2009
2010
2011

Net Sales and Operating Profit* Review
– Third Quarter
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 7
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)

Equipment Operations
Operating Profit* Evolution – Third Quarter
• Higher volumes, increased industrial utilization and better product mix
• Positive net pricing in both segments
• R&D increased as a result of T4 compliance programs and new product launches
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 8
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
Q3 '10 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other Q3 '11
$239
$460
185
93

(39)
(36)
(19)

Equipment Operations Global Reach
Joint Ventures and Other Subsidiaries
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 9
Significant unconsolidated subsidiaries
Turkey
TTF – Tractors
Japan
KCM - Excavators
HFT – Tractors
Pakistan
Al Ghazi – Tractors
• Agricultural investments continued to perform well on positive industry dynamics largely driven by Turk Traktor
• Initial phase of Kamaz production facility to be completed in Q4
• Construction equipment performance slowed in Q3 as a result of China market slowdown in equipment demand
+33%
+84%
International region - other locations
China
Harbin – Tractors
Shanghai – Tractors
India
Pithampur (Madhya Pradesh) –
Tractor Loader Backhoes.
Compactors
Russia
Naberezhnye Chelny (Tatarstan) –
Tractors, Combines, CE
Uzbekistan
Tashkent – Tractors, Planters
Equity in Net Income of Equipment
Operations Unconsolidated Joint  Ventures
(U.S. GAAP, US$ in mils.)
YTD '10 YTD '11 Q3 '10 Q3 '11
$43
$79
$15
$20

Equipment Operations
Change in Net Debt (Cash)* – Year to Date
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 10
* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat and Fiat Industrial Cash Management Systems, as they are part of Net Debt (Cash)
(U.S. GAAP, US$ in mils.)
09/30/11 09/30/10
Net Income 735 $       232 $
Depreciation & Amortization 231 208
Account Receivables (162) (87)
Inventories (876) 271
Account Payables 323 151
Cash Change in Working Capital ** (715) 335
Other 139 464
Net Cash From Operating Activities 390 1,239
Net Cash From Investing Activities *** (275) (147)
All Other, Including FX Impact for the Period (33) 140
Increase in Net (Cash) 82 $        1,232 $
Year-to-Date

Inventory Reductions
(In Units of Equipment)
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 11
• Third Quarter Overproduction vs. Retail 3%
• 3% Reduction in Forward Months of Supply
• Third Quarter Overproduction vs. Retail 29%
• 2% Increase in Forward Months of Supply
* Excluding Joint Ventures
Source: CNH Internal Data
Construction Equipment
(Light & Heavy)
Agricultural Equipment
(Major Equipment)
Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2-11 Q3-11
Company Inventory
Dealer Inventory
CNH Retail Sales*
CNH Production*
Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4-10 Q1-11 Q2-11 Q3-11
Company Inventory Dealer Inventory
CNH Retail Sales* CNH Production*

Market Outlook CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 12

Industry Drivers: AG and CE Equipment
– IHS Global Insight
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 13
Source: IHS Global Insight October 2011
2010 Est. 2011 F YoY 2012 F 2013 F 2014 F
Corn 162 239 47.7% 260 211 216
Soybeans 365 481 31.7% 487 447 443
Wheat 213 285 33.8% 295 280 276
IHS Global Insight 79.1 92.0 16.3% 104.8 96.1 95.8
USDA - Feb. 2011 79.1 103.6 31.0%
Housing Starts - Thousand Units 585 587 0.3% 665 943 1,330
Construction Spending - USD billion 704 $       738 $    4.9% 754 $    839 $    1,025 $
World 4.0% 2.8% 3.2% 3.4% 3.7%
North America 3.0% 1.6% 1.9% 2.2% 3.1%
Europe 2.0% 2.0% 1.5% 2.0% 2.3%
Former Soviet Union 4.4% 4.6% 4.5% 4.3% 4.2%
Asia less Japan 8.3% 6.6% 6.7% 6.9% 6.8%
Latin America 6.3% 4.3% 4.0% 4.9% 5.1%
6.89 6.96 1.1% 7.04 7.12 7.19
Gross Domestic Product Growth - YoY % Change
World Population - billion
Global Commodity Prices - USD/metric ton
Net Farm Income - USD billion
U.S. Construction Activity

CNH

CASE IH / NEW HOLLAND AGRICULTURE | CASE CONSTRUCTION / NEW HOLLAND CONSTRUCTION

	−
	=
	−
	=
	+
	+
	−

	+
	+
	+
	+
	+

	−

	=
	−
	=
	−
	+

	=
	+
	=
	−
	=

	=

FIAT INDUSTRIAL

CNH Units Volume* Third Quarter
Agricultural and Construction Equipment
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 14
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Trators
Combines
Light
Heavy
Industry CNH Industry CNH
(change vs. prior year) (performance relative to mkt) (change vs. prior year) (performance relative to mkt)
WW 12% WW 28%
NA Flat NA 39%
<40hp (2%) EAME & CIS 26%
40+hp 3% LA 25%
EAME & CIS 25% APAC 21%
LA (9%)
APAC 14%
WW 16% WW 4%
NA (15%) NA 29%
EAME & CIS 85% EAME & CIS 33%
LA 56% LA 16%
APAC 36% APAC (9%)
WW AG 12% WW CE 15%
Q3 ‘11 Q3 ‘11

FY '11 FY '11
Industry Industry
(change vs. prior year) (change vs. prior year)
WW ~+10% WW 25-30%
NA Flat NA ~+35%
  <40hp Flat EAME & CIS 25-30%
  40+hp (0-5%) LA 20-25%
EAME & CIS 20-25% APAC 15-20%
LA (5-10%)
APAC ~+10%
WW 15-20% WW 15-20%
NA 0-5% NA 25-30%
EAME & CIS 35-40% EAME & CIS ~+40%
LA 15-20% LA 15-20%
APAC 20-25% APAC 10-15%
WW AG ~+10% WW CE 20-25%
Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 15
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Trators
Combines
Light
Heavy

2011 Trends and Financial Outlook
• Partnership agreements signed in the quarter to further strengthen the Group’s product portfolio
•
Semeato: sourcing and future development of planter and seeder equipment for the Latin American markets
•
Kaverneland: supply agreement for cutting and preparation equipment for the North American New Holland Agriculture dealer network
•
De Lage Landen: retail financing program to customers in the Russian Federation under the CNH Capital brand starting in 2012
• Strategic investment plans are on schedule for 2012
• Argentina – finalization of initial investments in the Cordoba plant
• Russia –additional investment through the JV with Kamaz in the production facility for tractors and combines
• Brazil – facilities upgrades for Sorocaba and Curitiba
• India – capacity expansion for whole goods and components
• Current and Future Quarters Main Product Launches
• Agriculture Equipment
• Continue deployment of Tier 4A/Stage IIIB compliant equipment in North America and Europe
• 2012 product line up to be debuted at AgriTeknica in November
• Construction Equipment
• New Crawler Excavator Tier 4A/Stage IIIB compliant in the 35 to 40 ton class
• CNH Financial Services main funding transactions in the quarter
• $875 million retail ABS in the U.S. and $330 million retail ABS in Australia
• $1.2 billion U.S. retail warehouse facility renewed and extended to a 2 year maturity
• Confirmed upper end of full year 2011 Equipment Operations revenue and earnings growth targets range
• Revenue growth of 15-20%
• Operating margin of 7.1% to 7.9%
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 16

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 17

Appendix

Financial Data – Year to Date CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 19

Financial Highlights – Year to Date
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 20
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
09/30/11 09/30/10 Change
Net Sales of Equipment 13,291 $    10,715 $    24%
Equipment Operations Operating Profit * 1,227 $      713 $         72%
Financial Services Net Income 159 $         131 $         21%
Net Income Before Restructuring and Exceptional Items * 730 $         280 $         161%
Diluted EPS Before Restructuring and Exceptional Items * 3.03 $        1.17 $        159%
Equipment Operations Operating Cash Flow 390 $         1,239 $      (69)%
Equipment Operations Net (Cash) * (2,277) $     (1,762) $     29%
Year-to-Date

$15,000
$10,000
$5,000
$0
$10,894
$641
$1,082
$4,971
$4,200
$13,704
$876
$1,914
$6,266
$4,648
$9,570
$901
$1,075
$3,479
$4,115
$10,715
$1,089
$1,930
$3,146
$4,550
$13,291
$1,384
$2,087
$4,295
$5,525
2007
2008
2009
2010
2011
100%
10%
16%
32%
42%
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC

Net Sales by Geographic Region*
– Year to Date
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+21%
+37%
+8%
+27%
+24%
Net Sales
Change Y-o-Y
Rate of Change
vs. H1 ’ 11
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 21

Net Sales and Operating Profit* Review
– Year to Date
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 22
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)
$7,205
$9,935
$8,037
$8,543
$10,488
$3,689
$3,769
$1,533
$2,172
$2,803
$10,894
$13,704
$9,570
$10,715
$13,291
$0
2007 2008 2009 2010 2011
$5,000
$10,000
$15,000
$1,227
$635
$1,024
$545
$732
$1,169
$325
$164
($273)
($19)
$58
$960
$1,188
$272
$713
($400)
($200)
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
2007 2008 2009 2010 2011

Equipment Operations
Operating Profit* Evolution – Year to Date
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 23
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
• Higher volumes, increased industrial utilization and better product mix
• Positive net pricing in both segments
• R&D increased as a result of T4 compliance programs and new product launches
$713
$1,227
465

14
(85)
(60)
(45)
YTD '10 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other YTD '11

Geographic Information and Market Share/Position Data CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 24

Definitions
• Geographic Area as Defined by CNH are:
North America – United States, Canada, and Mexico
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA
in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment
Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern
Europe, Russia, Turkey, Brazil and any country where local shipments are not reported.
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 25
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS
Countries, Balkans, African continent, and Middle East

CNH Agricultural & Construction Equipment
– Net Sales Change Details*
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 26
(U.S. GAAP, US$ in mils.)
% Change
vs 2010
of which
Currency
% Change
vs 2010
of which
Currency
North America 25% 1% 21% 1%
AG 16 1 15 1
CE 72 1 60 1
EAME & CIS 48% 9% 37% 6%
AG 51 8 39 6
CE 32 9 22 7
Latin America 15% 5% 8% 7%
AG 25 5 9 6
CE 2 5 7 7
APAC 38% 9% 27% 8%
AG 34 10 26 9
CE 57 5 33 4
World 30% 5% 24% 4%
AG 29 5 23 4
CE 36 5 29 5
Third Quarter 2011 Year-to-Date 2011
*  See Appendix for Geographic Information

Credit Lines
The following table summarizes CNH credit lines and total debt at September 30, 2011 and
December 31, 2010:
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 27
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 997          797          680       117          200       1,338    1,338      1,216    122         -
ABCP Facilities and BNDES Financing 5,596       3,826       -        3,826       1,770    6,356    4,261      -        4,261      2,095
Uncommitted Lines
with Third Parties 1,860       1,280       51         1,229       580       1,647    1,259      31         1,228      388
with Fiat Group (pre de-merger) 2,643    206         4           202         2,437
with Fiat Industrial 2,673       129          7           122          2,544    -         -        -         -
Total Credit Lines 11,126 6,032 738 5,294 5,094 11,984 7,064 1,251 5,813 4,920
of which with or guaranteed by Fiat Group 4,068    1,562     405       1,157     2,506
of which with or guaranteed by Fiat Industrial 3,589      997         7           990         2,592
Bonds 2,802       2,802    -          2,721      2,721    -
Third Party Loans 6,828       3           6,825       5,940      15         5,925
Fiat Group (pre de-merger) Loans -          572         106       466
Fiat Industrial Loans 521          176       345          -         -        -
Intersegment Loans -          682       2,440       -         562       2,273
Total Notes and Loans 10,151   3,663   9,610     9,233    3,404   8,664
Total Debt 16,183   4,401   14,904   16,297 4,655   14,477
December 31, 2010
Drawn
September 30, 2011
Drawn

Equipment Operations
Debt Maturity Schedule
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 28
* Public Notes are reported net of any premium/discount.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Sep-11 2011 2012 2013 2014 Beyond
Third Parties 734 $         143 $     474 $     78 $       29 $       10 $
Public Notes * 2,802 - - 997 - 1,805
Fiat Industrial 183 40 143 - - -
Intersegment 682 92 - - 16 574
Total Maturities 4,401 $      275 $   617 $   1,075 $ 45 $      2,389 $
Maturities

Non-GAAP Measures CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 29

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-
GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 30

Net Income Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2011 2010 2011 2010
Net income attributable to CNH 274 $            83 $           746 $            243 $
Restructuring, after tax:
Restructuring (3)                  6                 -               8
Tax benefit 1                    (1)               -               (1)
Restructuring, after tax (2)                  5                 -               7
Exceptional items:
(Gain) on  purchase/sale of business, net of tax -               -             (16)               (4)
Loss from debt redemption, net of tax -               14               -               14
Tax charge for Medicare Part D retiree drug subsidy -               -             -               20
Net Income before restructuring and exceptional items 272 $            102 $         730 $            280 $
Weighted average common shares outstanding - diluted 240               239            240               238
Diluted earnings per share before restructuring and
exceptional items
1.13 $          0.43 $        3.03 $          1.17 $
Third Quarter Year-to-Date
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 31
CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs.  Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 32
(U.S. GAAP, US$ in mils.)
2011
% of
Net Sales
2010
% of
Net Sales
2011
% of
Net Sales
2010
% of
Net Sales
Net sales 4,613 3,540 $  13,291 10,715 $
Less:
     Cost of goods sold 3,668 2,895 10,675 8,770
Gross Profit 945 20.5% 645 18.2% 2,616 19.7% 1,945 18.2%
Less:
     Selling, general and administrative 354 294 1,017 909
     Research and development 131 112 372 323
Operating Profit 460 $  10.0% 239 $     6.8% 1,227 $ 9.2% 713 $       6.7%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 411 $  11.5% 235 $     8.5% 1,169 $ 11.1% 732 $       8.6%
Construction Equipment 49 $    4.7% 4 $          0.5% 58 $       2.1% (19) $        (0.9)%
Third Quarter Year-to-Date

Equipment Operations IFRS to GAAP
Analysis
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 33
* The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2011 2010 2011 2010
Agricultural Equipment 361 $       222 $       1,054 $    665 $
Construction Equipment 43 6 39 (24)
Financial Services 71 51 215 155
Trading Profit Under IFRS 475 279 1,308 796
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 404 $       228 $       1,093 $    641 $
Accounting for Benefit Plans (7) (6) (23) (13)
Intangible Asset Amortization,
Primarily Development Costs (18) (52) (93) (135)
IFRS Reclassifications * 57 46 158 127
Other Adjustments (27) (20) (8) (21)
Total Adjustments 5 (32) 34 (42)
Plus: U.S. GAAP "Other, net" 51 43 100 114
U.S. GAAP Operating Profit 460 $       239 $       1,227 $    713 $
Third Quarter Year-to-Date
Trading Profit Under IFRS

Net Debt
CNH Global N.V. Third Quarter 2011 Conference Call – October 27, 2011 34
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat and Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of September 30, 2011 and December 31, 2010:
30-Sep-11 31-Dec-10 30-Sep-11 31-Dec-10 30-Sep-11 31-Dec-10
With Fiat Industrial subsidiaries 253 $           - $            115 $           - $            138 $           - $
With Fiat S.p.A. subsidiaries - 194 - 43 - 151
Owed to securitization investors 2,559 2,488 - - 2,559 2,488
Other 1,214 1,181 52 82 1,162 1,099
Intersegment - - 92 52 1,847 1,730
Total short-term debt 4,026 $        3,863 $        259 $           177 $            5,706 $        5,468 $
With Fiat Industrial subsidiaries 397 $           - $            68 $             - $            329 $           - $
With Fiat S.p.A. subsidiaries - 584 - 67 - 517
Owed to securitization investors 5,950 5,868 - - 5,950 5,868
Other 5,810 5,982 3,484 3,901 2,326 2,081
Intersegment - - 590 510 593 543
Total long-term debt 12,157 $     12,434 $      4,142 $        4,478 $        9,198 $        9,009 $
With Fiat Industrial subsidiaries 650 $           - $            183 $           - $            467 $           - $
With Fiat S.p.A. subsidiaries - 778 - 110 - 668
Owed to securitization investors 8,509 8,356 - - 8,509 8,356
Other 7,024 7,163 3,536 3,983 3,488 3,180
Intersegment - - 682 562 2,440 2,273
Total debt 16,183 $     16,297 $      4,401 $        4,655 $        14,904 $     14,477 $
Cash and cash equivalents 1,202 $        3,618 $        584 $           2,934 $        618 $           684 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 3,737 - 3,654 - 83 -
With Fiat S.p.A. subsidiaries - 1,760 - 1,643 - 117
Intersegment notes receivable - - 2,440 2,273 682 562
Net debt (cash) 11,244 $     10,919 $      (2,277) $      (2,195) $      13,521 $     13,114 $
Less:
Consolidated Equipment Operations Financial Services
(US$ in millions)
Short-term debt:
Long-term debt:
Total debt:

End